PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated September 23, 2021)	Registration No. 333-259519

105,039,096 Shares of Class A Common Stock

2,574,164 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 23, 2021 (the “Prospectus”), related to: (a) the offer and sale by us of: (i) 2,574,164 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), issuable upon the exercise of 2,574,164 private placement warrants that were transferred to Nebula Caravel Holdings, LLC (the “Sponsor”) simultaneously with the closing of our legal predecessor Nebula Caravel Acquisition Corp.’s initial public offering (the “Caravel IPO”), currently exercisable at a price of $11.50 per share (the “Private Placement Warrants”); and (ii) 5,500,000 shares of Class A Common Stock issuable upon the exercise of 5,500,000 warrants originally sold as part of the units in the Caravel IPO, exercisable on December 11, 2021, at a price of $11.50 per share (the “Public Warrants”, and collectively with the Private Placement Warrants, the “Warrants”); and (b) the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of: (i) 90,064,932 shares of Class A Common Stock consisting of (A) 73,273,590 shares of Class A Common Stock beneficially owned by certain former stockholders of A Place for Rover, Inc. (“Legacy Rover”), (B) up to 11,792,216 shares of Class A Common Stock beneficially owned by certain former stockholders of Legacy Rover, which shall be issuable upon the achievement of certain trading price targets for our Class A Common Stock, (C) up to 2,461,626 shares of Class A Common Stock beneficially owned by the Sponsor, which vest upon the achievement of certain trading price targets for our Class A Common Stock, and (D) 3,437,500 shares of Class A Common Stock issued to the Sponsor and certain of its affiliates; (ii) 5,000,000 shares of Class A Common Stock purchased on July 30, 2021 (the “Closing”) in connection with the consummation of the merger of Fetch Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Nebula Caravel Acquisition Corp., with and into Legacy Rover (the “Merger”), with Legacy Rover surviving the Merger as a wholly owned subsidiary of the Company by a number of subscribers pursuant to separate PIPE subscription agreements; (iii) 1,000,000 shares of Class A Common Stock purchased by BBCM Master Fund Ltd. at Closing pursuant to the Assignment and Assumption Agreement; (iv) 2,574,164 shares of Class A Common Stock issuable upon the exercise of 2,574,164 Private Placement Warrants; and (v) 2,574,164 Private Placement Warrants purchased by the Sponsor in connection with the Caravel IPO), with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “ROVR,” and the Public Warrants are listed on Nasdaq under the symbol “ROVRW.” On September 30, 2021, the last quoted sale price for our Class A Common Stock as reported on Nasdaq was $13.59 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $4.24 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8‑K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

October 1, 2021 (September 27, 2021)

(Date of Report (date of earliest event reported)

ROVER GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39774	85-3147201
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 Olive Way, 19th Floor, Seattle, WA	98101
(Address of principal executive offices)	(Zip Code)

(888) 453-7889

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ROVR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	ROVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02Termination of a Material Definitive Agreement.

On September 27, 2021, A Place for Rover, Inc. (“APFR”), a subsidiary of Rover Group, Inc. (the “Company”), executed a payoff letter to voluntarily repay in full all amounts due and owing, and terminate all commitments and obligations under, that Loan and Security Agreement, dated May 23, 2018 (the “Loan Agreement”), between Silicon Valley Bank and APFR. Pursuant to the payoff letter, APFR agreed to pay approximately $8,000, which represented the amount of APFR’s unused credit line fee. Once the outstanding amounts under the Loan Agreement are paid, APFR will be released from all security interests, mortgages, liens and encumbrances under the Loan Agreement.

Item 8.01 Other Events.

Pursuant to the Business Combination Agreement, dated February 10, 2021 (“Business Combination Agreement”), by and among Nebula Caravel Acquisition Corp. (n/k/a Rover Group, Inc.), Fetch Merger Sub Inc., a Delaware corporation, and APFR, at the close of trading on September 29, 2021, Triggering Event I and Triggering Event II (in each case, as defined in the Business Combination Agreement) occurred, which will result in the issuance of additional consideration in the form of an aggregate of 17,540,964 earn out shares (the “Earnout Shares”) of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to eligible former APFR stockholders. The Triggering Events were met due to the volume weighted average price of the Class A Common Stock over the 20 trading days preceding and inclusive of September 29, 2021 exceeding $12.00 and $14.00. For each tranche, former APFR stockholders will receive Class A Common Stock at a ratio of 0.0731 shares of Class A Common Stock for each share of APFR stock held immediately prior to the merger. The Earnout Shares are subject to lock-up restrictions described in the Company’s Amended and Restated Bylaws and may only be sold or transferred after the expiration of the lock-up. The Earnout Shares were previously registered on the Company’s Registration Statement on Form S-4 (File No. 333-253110).

As a result of the occurrence of Triggering Event I and Triggering Event II, 1,969,300 shares of Class A Common Stock issued to Nebula Caravel Holdings, LLC and certain of its affiliates (“Founder Shares”) have vested. The Founder Shares are subject to lock-up agreements and may only be sold or transferred after the expiration of the lock-up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2021

ROVER GROUP, INC.

By:	/s/ Tracy Knox
Name: Tracy Knox
Title: Chief Financial Officer